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SEC FILE NUMBER
8-69733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Southern LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

GAM Tower, 2 Tabonuco Street, Suite 200
(No. and Street)

Guaynabo	PR	00968
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephanie Jackels	(770) 777-9373	sjackels@fssec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Dr, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, StephanieJackels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Southern LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN MICHAEL HOLMAN
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 07, 2027
FORSYTH COUNTY, GEORGIA

Signature: ______________________

Title: Chief Financial Officer

2/22/2024

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST SOUTHERN, LLC
Separately Bound
Financial Statement
For the Year Ended
December 31, 2023
With
Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
First Southern, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Southern, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 22, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

FIRST SOUTHERN, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and cash equivalents	$	73,618
Restricted cash		13,012
Clearing firm deposits		1,000,000
Due from clearing broker		559,224
Securities owned, at fair value		700,611
Right-of-use asset		378,676
Other commissions receivable		16,055
Due from related parties		35,630
Fixed assets, net		181,871
Tax asset receivable		150,253
Employee loans receivable, net		1,010,228
Other assets		75,672
Total Assets	$	4,194,850

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to clearing broker	$	61,954
Lease liability		406,157
Due to related parties		82,858
Accounts payable and accrued expenses		398,560
Total Liabilities		949,529
MEMBERS' EQUITY		
Total Members' Equity		3,245,321
Total Liabilities and Members' Equity	$	4,194,850

The accompanying notes are an integral part of this financial statement.

NOTE A — DESCRIPTION OF BUSINESS

<u>Organization and Description of Business:</u> First Southern LLC (the "Company") is a registered broker-dealer that began business in 2016. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states.

The Company's business includes referral services for accounts and securities transactions historically referred from the Company's affiliate First Southern Securities, LLC ("FSS"). Additionally, the Company may provide merger and acquisition services and brokerage services. The Company operates from offices located in Guaynabo, Puerto Rico.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

A summary of the Company's significant accounting policies are as follows:

<u>Accounting Policies:</u> The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Restricted Cash:</u> The Company maintains accounts For Benefit Of ("FBO") Customers. Balances in these accounts are considered restricted from the Company's use for normal operating expenses and are therefore considered non-allowable assets.

<u>Fixed Assets:</u> Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the respective lease. Maintenance and repairs are charged to expense as

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Fixed Assets (Continued)</u>: incurred; major renewals and betterments are capitalized. When fixed assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statement.

<u>Tax Asset Receivable:</u> The Company pays local taxes to Secretaria de Hacienda in Puerto Rico. At December 31, 2023 a tax asset receivable of $150,253 remains, resulting from tax expenses withheld by customers in 2023. The Company applied $73,855 net tax expenses against tax assets receivable in 2023. The Company incurred $88,587 of tax liabilities, which were applied against the tax asset receivable and recorded as taxes expense. The Company also applied $39,000 towards distributions to Class B shareholders. The Company will apply the remaining tax asset receivable to future tax liability and/or distributions of the Company.

<u>Use of Estimates:</u> Management uses estimates and assumptions in preparing financial statement in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statement.

<u>Securities Transactions:</u> Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

<u>Revenue from Contracts with Customers:</u> The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (Continued):
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Trading Commissions: The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction-based, including trade execution services, and are recognized at the point in time that the transaction is executed (i.e., the trade date). This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. The riskless principal revenue is earned at the time the transaction is executed. Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front or over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized monthly as services are provided.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Investment Advisory Fees: The Company earns investment advisory fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The investment advisory fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management ("AUM") at month-end. These fees were recorded within the Commission – trading clearing firm on the accompanying statement of operations.

Investment Banking, Commissions Sharing Services: These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Investment Banking: The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the

FIRST SOUTHERN, LLC
NOTES TO THE FINANCIAL STATEMENT
For the Year Ended December 31, 2023

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Investment Banking (Continued):</u>
price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

<u>Finders Fees:</u> These services include agreements to facilitate transactions between a buyer and a seller. The Company locates a deal or transaction and brings it to the attention of interested parties. These services are not considered any guarantee of completion of a transaction. The Finders Fees are negotiated in the transaction and are recorded if and when a transaction has occurred between the buyer and seller. The Company is considered an agent the transaction.

<u>Private Placements:</u> The Company earns placement fees in sale of private securities. The performance obligation is the consummation of the sale of securities for each contract with a customer. The Company earns agency placement fees in non-underwritten transactions, such as private placements of equity securities. The Company records placement revenue at the point in time when the services for the transaction are completed at the assumption of the terms of each assignment. The Company contracts the service as it is transferred to the customer and is therefore acting as a principal.

<u>Tax Credits Commissions:</u> The Company earns commissions from its facilitation of transactions between buyer(s) and seller(s). The Company locates parties with transferrable tax credits and brings it to the attention of interested parties. These services are not considered any guarantee of completion of a transaction. The Tax Credits Commissions are negotiated in the transaction and are recorded if and when a transaction has occurred between the buyer and seller. The Company is considered an agent the transaction.

<u>Underwriting Commissions:</u> The Company earns commissions from its participation in a syndicate underwriting group. The purpose of the underwriting syndicate is to market new bonds or shares too large for one company to handle.

<u>Administrative-Custody Services:</u> The Company earns commissions from its participation in an administrative and custody services agreement. The purpose of the is to perform administrative services between the sub-custodian Pershing LLC and the customer so that the customer does not need to be the immediate responsible party.

<u>Accounts Receivable:</u> The Company adopted a policy of estimated credit losses on financial assets

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued): in accordance with FASB Accounting Standards Codification ("ASC") 326-20 Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from customers: The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivable from broker-dealers and clearing organizations: The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company recognizes revenues as they are earned. Any revenues not received at the time they are considered to represent unconditional rights to consideration, are recorded as a receivable.

Other Commissions: The Company earns other commissions on facilitating transactions for clients of the Company. Revenues are recorded when they are considered earned. Revenues are recorded on a gross basis. The Company is considered a principal in the transaction.

Subsequent Events: Subsequent events were evaluated through February 22, 2024, the date which the financial statement was available to be issued.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had amended net capital of $1,376,071 which was $1,276,071 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.37 to 1.0.

NOTE D – LEASES

The Company is a lessee in a non-cancelable operating lease, for office space. The company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company determined that the implicit rate of our leases is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or extend the lease term of the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company's leases do not include termination options for either party to the lease or restrictive financial or covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE D — LEASES (CONTINUED)

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2023 are as follows:

Amounts reported in the statement of financial condition as of December 31, 2023 were as follows:
    Operating leases:
        Operating lease ROU assets $378,676
        Operating lease liabilities $406,157
Other information related to leases as of December 31, 2023 was as follows:

Supplementary cash flow information:
    Cash paid for amount included in the measurement of lease liabilities:
        Operating cash flow from operating leases $ 144,218

    Reduction to ROU assets obtained in exchange for lease obligations:
        Operating leases $ 122,676

Weighted average remaining lease term:
    Operating leases   2.83 years

Weighted average discount rate:
    Operating leases   4.25 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligation include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modification or reassessments.

2024	148,535
2025	152,989
2026	130,628
Sub-Total	432,152
(Less Imputed Interest)	(25,995)
Total	$ 406,157

NOTE E – OPERATING AGREEMENT

The Company's operating agreements provides for separate classes of units starting with Class A units and continuing up to and including Class H units. Class A units are voting while Class B units through Class H units are non-voting. Class B units through Class H units are intended to constitute profits interest in the Company, as defined in the operating agreement. Profits are allocated to Class C through H units according to net revenue generated. The remaining profit or loss is allocated to the Class B units. As of December 31, 2023, the capital contributed to the Company is representative of the Class B units.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total December 31, 2023
Assets:				
Securities owned:				
Corporate bonds	$ -	$ 146,600	$396,708	$ 543,308
State and municipal government bonds	-	25,076	132,227	157,303
Total	$ -	$ 171,676	$528,935	$ 700,611

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Corporate bonds which include firm enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 and Level 3 of the fair value hierarchy.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 and Level 3 of the fair value hierarchy.

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents the changes in assets classified in Level 3 of the fair value hierarchy for the year ended December 31, 2023:

(in thousands)	Corporate bonds	State and municipal bonds	Total investment in securities
Balance, January 1, 2023	$ 138	$ 819	$ 957
Realized gains (losses)	2	4	6
Unrealized gains (losses)	41	40	81
Sales	(136)	(815)	(951)
Purchases	352	84	436
Transfers into Level 3	-	-	-
Transfers out of Level 3	-	-	-
Balance, December 31, 2023	$ 397	$ 132	$ 529
Change in unrealized losses during the period for assets still held at December 31, 2023	$ (2)	$ (5)	$ (7)

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

NOTE H – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE I – RELATED PARTIES

Due from related parties:
The Company has entered into an agreement with an affiliated registered investment advisor, FSAM, LLC ("FSAM"). FSAM provides advisory services. FSPR, LLC is a related entity of the Company

Ocean Capital, LLC is a related entity of the Company. First Southern Securities, LLC is a related entity which has an expense sharing agreement and consulting agreement with the Company. Phorcys Asset Management, LLC is a related entity of the Company. R2D2, LLC is a related entity of the Company. Phorcys Opportunities I, LLC is a related entity of the Company. Phorcys Capital Partners, LLC ("PCP") is a related entity which has an expense sharing agreement with the Company. Phorcys Investment Advisors, LLC is a related entity which has an expense sharing agreement and a solicitation agreement with the Company. PESH Management LLC ("PESH") is a related party which has an expense sharing agreement with the Company. Amounts due represent the total amounts still due from related parties as of December 31, 2023, totaling $35,630, $33,394 due from FSAM, $1,800 due from PESH and $436 due from PCP.

Due to related parties:
The Company has entered into an expense sharing agreement with a related entity, FSS. For 2023, the Company paid FSS $2,003,914. This amount represents $48,000 for rent and other office, general & administrative fees, $1,396,069 for registered representative consulting, $159,601 for trading platform connections, and $400,244 for consulting fees for services provided by FSS. Ocean Capital, LLC is a related entity of the Company. For 2023, Ocean Capital, LLC paid $1,400 on behalf of the Company. This amount represents legal expenses. The amount due to related parties at December 31, 2023 was $82,858.

NOTE J – 401(k) PLAN

The Company maintained a tax-deferred 401(k) plan covering all employees. The assets are held for each employee in an individual account maintained by an investment firm. The Company provides a discretionary match. The Company's discretionary match is 3% of each qualified employee's basic contribution.

NOTE K – EMPLOYEE LOANS RECEIVABLE

The Company hired a new registered representative in 2023. As part of the hiring process, some of the registered representatives were provided with sign-on bonuses, forgivable over a period of time, varying by individual agreement. If a registered representative terminates employment before the amount is fully amortized, they are responsible for repayment of the unamortized portion of their sign-on bonus. Any unamortized amount is considered as a non-allowable receivable.

NOTE K – EMPLOYEE LOANS RECEIVABLE (CONTINUED)

The Company hired a new registered representative in 2023. As part of the hiring process, some of the registered representatives were provided with sign-on bonuses, forgivable over a period of time, varying by individual agreement. If a registered representative terminates employment before the amount is fully amortized, they are responsible for repayment of the unamortized portion of their sign-on bonus. Any unamortized amount is considered as a non-allowable receivable.

The Company conducted a review of the sign-on bonuses, amortization, and the potential of credit losses due to various factors of the individual representatives. The calculation for an allowance for doubtful collection was prepared using the Period Life Table 2020, an actuarial table utilized by the Social Security Administration, and which includes the population of Puerto Rico in its values. The Allowance for Credit Losses was recorded as a contra-account to the non-allowable receivable Sign-On Bonus and a Credit Loss Expense was recorded as well in Other Operating Expenses. The amount of the initial write-off was $30,903 at December 31, 2023.

Future amortization of the registered representatives' sign-on bonuses as of December 31, 2023 are as follows:

2024	254,881
2025	245,714
2026	234,881
2027	174,464
2028	72,619
Thereafter	58,572
Less: Allowance for credit losses	(30,903)
Total	$ 1,010,228

NOTE L – MANAGEMENT EQUITY PLAN

The Company initiated a Management Equity Plan ("Plan") effective July 1, 2021. The purpose of the Plan is to benefit certain Eligible Individuals who, in the opinion of the Company have helped grow, and will continue to grow, the value of the Company. The Plan is intended to provide additional incentive to grow the value of the Company by virtue of the opportunity to share financially in such growth and specifically by participation in the growth of the enterprise value of the Company through the date of the Liquidity Event. The plan is intended to constitute an unfunded bonus plan/payroll practice, exempt from the Employee Retirement Income Security Act of 1974, as amended.

NOTE L – MANAGEMENT EQUITY PLAN (CONTINUED)

The Awards granted pursuant to the terms of this Plan represent a contingent right to receive payment in accordance with the terms of the Grant Agreement. The grant of Awards does not (i) make the recipient a member of the Company, (ii) cause there to arise any equity-based or equitable right in respect thereto in the recipient or (iii) create or cause there to arise a fiduciary obligation of the Company, its management or its members with respect to any person.

During 2021, the Company awarded two Phantom Appreciation Units in accordance to the provisions outlined in the Plan. No Liquidity Event occurred in 2023 and there is no liability as of December 31, 2023.

NOTE M – CHECKS NOT DEPOSITED

The Company had customer checks which were not deposited by noon of the next business day, as required under SEA Rule 15c3-3 (k)(2)(ii). The Company self-reported to FINRA and was advised there was no requirement for further action beyond the self-reporting.